SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 4, 2018, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	In thousands of ARS
	06/30/2018	06/30/2017
Results of the period	21,295	5,220
Attributable to:
Company's shareholders	15,003	3,030
Non-controlling interest	6,292	2,190

2. Other integral results of the period	In thousands of ARS
	06/30/2018	06/30/2017
Other integral results of the period	14,114	4,513
Attributable to:
Company's shareholders	529	1,024
Non-controlling interest	13,585	3,489

3. Total integral results of the period	In thousands of ARS
	06/30/2018	06/30/2017
Total integral results of the period	35,409	9,733
Attributable to:
Company's shareholders	15,532	4,054
Non-controlling interest	19,877	5,679

4. Equity	In thousands of ARS
	06/30/2018	06/30/2017
Share capital	575	575
Treasury shares	4	4
Inflation adjustment of share capital and treasury shares	123	123
Additional paid-in capital	793	793
Additional paid-in capital from of treasury shares	19	17
Legal reserve	143	143
RG CNV 609/12 reserve	2,751	2,751
Cost of treasury shares	(25)	(28)
Changes in non-controlling interest	(2,471)	186
Reserve for shares based payments	79	78
Reserves for future dividends	494	494
Reserve for currency translation adjustment	1,960	1,394
Revaluation Surplus	45	-
Special Reserve	2,081	-
Reserve for hedging	14	19
Reserve for defined benefit plans	(103)	(15)
Other reserves from subsidiaries	37	37
Retained earnings	30,902	19,293
Total attributable to the company's shareholders	37,421	25,864
Non-controlling interest	37,120	21,472
Total shareholder's equity	74,541	47,336

Pursuant to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the Company's capital stock is ARS 578,676,460 (including own shares in portfolio) whose shareholding composition is divided into 578,676,460 non-endorsable registered common shares of 1 nominal value each and entitled to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. and A. (Cresud) with 366,788,243 shares, representing 63.74% of the issued share capital. Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its headquarters is Moreno 877, 23 ° floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2018, by subtracting Cresud's holding and own shares in the portfolio, the remaining shareholders had 208,645,409 non-endorsable common shares of 1 nominal value each and entitled to 1 vote each of the Company representing 36.06% of the issued share capital.

As of June 30, 2018 there are no options or negotiable obligations convertible into circulation to acquire our shares.

Below are the highlights for the period ended June 30, 2018:

➢
 Adjusted EBITDA for fiscal year 2018 was ARS 9,304 million (ARS 3,008 million from Argentina Business Center and ARS 6,296 million from Israel Business Center), increasing by 32% with respect to 2017.

➢
The net result for the period recorded a gain of ARS 21,295 million compared to a gain of ARS 5,220 million in fiscal year 2017, mainly explained by higher results due to changes in the fair value of investment properties in Argentina Business Center and higher results from the sale of Shufersal's stake in Israel Business Center, partially offset by higher net financial losses as a result of the exchange depreciation in Argentina.

➢
Tenant sales in our shopping centers grew by 25.3% in the FY 2018, while the average rent in the office portfolio reached USD / m2 26.1. The adjusted EBITDA of the rental segments in Argentina grew by 26.1% in the compared year.

➢
We achieved 98.5% occupancy in shopping centers, 92.3% in offices and 70.1% in our hotel portfolio.

➢
In Israel Business Center, we sold during the year and subsequently, an additional 20% of Clal Insurance through swap transactions. The stake of IDBD in Clal was reduced to 29.8% of its share capital.

  Regarding  the paragraph l), section 3); 4) and 5) of the Regulations, it is recorded that the Board of Directors has begun the analysis of the proposals that will be made to the next annual shareholder's meeting, the result of which will be informed to the shareholders and respective bodies, the administrative body.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 4, 2018